

March 5, 2024

Ting Kin Cheung
Chief Executive Officer
Plutus Financial Group Limited
8/F, 80 Gloucester Road
Wan Chai, Hong Kong

> **Re: Plutus Financial Group Limited**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed February 23, 2024**
> **File No. 333-276791**

Dear Ting Kin Cheung:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 9, 2024 letter.

Amendment No. 1 to Registration Statement on Form S-1

Exhibits

1. We note your revised disclosure that "[t]he validity of the Ordinary Shares to be offered by the Selling Stockholders and other certain legal matters as to Cayman Islands law will be passed upon for us by Harney Westwood & Riegels." Please have counsel revise Exhibit 5.1 to provide the legality opinion for the ordinary shares offered by the Selling Stockholders. Refer to Section II.B.1.h of Staff Legal Bulletin No. 19.

Please contact Marc Thomas at 202-551-3452 or Cara Lubit at 202-551-5909 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Jessica Livingston at 202-551-3448 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance